SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 17)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

535919203

(CUSIP Number)

Janet Yeung MHR Fund Management LLC 40 West 57th Street, 24th Floor New York, New York 10019 (212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919203	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,663,297
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,663,297
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,663,297
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,436,036
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,436,036
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,436,036
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 535919203	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,436,036
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,436,036
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,436,036
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,663,297
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,663,297
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,663,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 535919203	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,261,899
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,261,899
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,261,899
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 535919203	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY ☐
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,261,899
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,261,899
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,261,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 535919203	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,318,033
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,318,033
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,318,033
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN;HC

Page 9 of 16 Pages

Page 10 of 16 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 17, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on September 1, 2011 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 8, 2011 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 15, 2011 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on October 17, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on January 19, 2012 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on February 6, 2012 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on May 14, 2012 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on January 10, 2013 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), on June 3, 2013 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15”) and on January 30, 2015 by Amendment No. 16 to the Original Schedule 13D (“Amendment No. 16” and, together with Amendment No. 1 through Amendment No. 15 and the Original Schedule 13D, the “Schedule 13D”) and relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 16.

Page 11 of 16 Pages

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On April 8, 2015, investment funds affiliated with Fund Management (the “Selling Stockholders”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC (the “Underwriter”) and the Issuer. The Selling Stockholders agreed to sell an aggregate of 10,000,000 Common Shares owned by the Selling Stockholders to the Underwriter at a price of $31.60 per Common Share in an underwritten secondary public offering (the “Offering”) pursuant to an effective registration statement on Form S-3. Pursuant to the terms of the Underwriting Agreement, the Selling Stockholders granted to the Underwriter a 30-day option to purchase up to an additional 1,500,000 Common Shares owned by the Selling Stockholders. The Selling Stockholders have agreed with the Issuer and Underwriter not to, subject to certain exceptions, offer or sell any Common Shares or any securities convertible into or exchangeable for Common Shares, for a period of 90 days following the date of the Underwriting Agreement, without the Underwriter’s prior written consent.

The foregoing description of the Underwriting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement, which is attached to this Statement as Exhibit 1 hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The percentages set forth in this Statement are based on information contained in the Issuer’s Form S-3 ASR filed on April 7, 2015, which disclosed that there were 145,546,730 Common Shares outstanding as of April 3, 2015.

(a) (i) Master Account may be deemed to be the beneficial owner of 1,907,687 Common Shares held for its own account (approximately 1.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 254,879 Common Shares held for its own account (approximately 0.2% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 2,162,566 Common Shares (approximately 1.5% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 1,907,687 Common Shares held for the account of Master Account and (B) 254,879 Common Shares held for the account of Capital Partners (100).

Page 12 of 16 Pages

(iv) Institutional Partners II may be deemed to be the beneficial owner of 1,893,359 Common Shares held for its own account (approximately 1.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v) Institutional Partners IIA may be deemed to be the beneficial owner of 4,769,938 Common Shares held for its own account (approximately 3.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) Institutional Advisors II may be deemed to be the beneficial owner of 6,663,297 Common Shares (approximately 4.6% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 1,893,359 Common Shares held for the account of Institutional Partners II and (B) 4,769,938 Common Shares held for the account of Institutional Partners IIA.

(vii) Institutional Partners III may be deemed to be the beneficial owner of 32,436,036 Common Shares held for its own account (approximately 22.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii) Institutional Advisors III may be deemed to be the beneficial owner of 32,436,036 Common Shares (approximately 22.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 32,436,036 Common Shares held for the account of Institutional Partners III.

(ix) MHRC may be deemed the beneficial owner of 2,162,566 Common Shares (approximately 1.5% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(x) MHRC II may be deemed the beneficial owner of 6,663,297 Common Shares (approximately 4.6% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in Item 5(a)(vi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(xi) Fund Management may be deemed to be the beneficial owner of 41,261,899 Common Shares (approximately 28.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(xii) MHR Holdings may be deemed the beneficial owner of 41,261,899 Common Shares (approximately 28.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xiii) Dr. Rachesky may be deemed to be the beneficial owner of 41,318,033 Common Shares (approximately 28.4% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings, (B) 3,228 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest or have vested in three equal annual installments beginning on September 11, 2013, (C) 1,335 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest or have vested in three equal annual installments beginning on September 10, 2014, (D) 1,520 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest in three equal annual installments beginning on September 9, 2015 and (E) 50,051 Common Shares held directly.

Page 13 of 16 Pages

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 1,907,687 Common Shares which may be deemed to be beneficially owned by Master Account as described above and (y) the sole power to direct the voting of 1,907,687 Common Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 254,879 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above and (y) the sole power to direct the voting of 254,879 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 2,162,566 Common Shares which may be deemed to be beneficially owned by Advisors as described above and (y) the sole power to direct the voting of 2,162,566 Common Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,893,359 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above and (y) the sole power to direct the voting of 1,893,359 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 4,769,938 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above and (y) the sole power to direct the voting of 4,769,938 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 6,663,297 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above and (y) the sole power to direct the voting of 6,663,297 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 32,436,036 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above and (y) the sole power to direct the voting of 32,436,036 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(viii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 32,436,036 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above and (y) the sole power to direct the voting of 32,436,036 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

Page 14 of 16 Pages

(ix) MHRC may be deemed to have (x) the sole power to direct the disposition of the 2,162,566 Common Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 2,162,566 Common Shares which may be deemed to be beneficially owned by MHRC as described above.

(x) MHRC II may be deemed to have (x) the sole power to direct the disposition of 6,663,297 Common Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 6,663,297 Common Shares which may be deemed to be beneficially owned by MHRC II as described above.

(xi) Fund Management may be deemed to have (x) the sole power to direct the disposition of 41,261,899 Common Shares which may be deemed to be beneficially owned by Fund Management as described above and (y) the sole power to direct the voting of 41,261,899 Common Shares which may be deemed to be beneficially owned by Fund Management as described above.

(xii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 41,261,899 Common Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 41,261,899 Common Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xiii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 41,318,033 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above and (y) the sole power to direct the voting of 41,318,033 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) See Item 4 to this Statement.

(d)(i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) On April 8, 2015, Institutional Advisors II and MHRC II each ceased to be the beneficial owner of more than 5% of the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following:

The information set forth in Item 4 and Exhibit 1 to this Statement is hereby incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Underwriting Agreement, dated as of April 8, 2015, by and among the Issuer, J.P. Morgan Securities LLC, Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III, incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on April 9, 2015.

Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 9, 2015	MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

	By:	/s/ Janet Yeung, Attorney-in-Fact

Page 16 of 16 Pages

Exhibit Index

Exhibit No.	Description

1

Underwriting Agreement, dated as of April 8, 2015, by and among the Issuer, J.P. Morgan Securities LLC, Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III, incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on April 9, 2015.